File No. 70-10283


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                               AMENDMENT No. 1 to
                                    FORM U-1


                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Name of company filing this statement and
                    addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                         John B. Keane, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

      American Electric Power Company, Inc., a holding company registered under the Public Utility Holding Company Act of 1935, hereby amends its
Application-Declaration on Form U-1 in File No. 070-10283, as follows:

      1. By amending and restating Item 1 in its entirety:

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION

      A.    Requested Authorizations

      The American Electric Power System 2000 Long-Term Incentive Plan (the "2000 Plan") was approved by American Electric Power Company, Inc.'s ("AEP") shareholders at the 2000 annual meeting. The Securities and Exchange Commission (the "Commission") authorized the solicitation of proxies in connection with the 2000 Plan and the issuance of up to 15,700,000 shares of AEP's common stock, $6.50 par value per share (the "Common Stock") under the 2000 Plan (HCAR Nos. 35-27203 and 35-27151 (the "Orders"))1. On February 22, 2005, the Board of Directors of AEP adopted the Amended and Restated American Electric Power System 2000 Long-Term Incentive Plan (the "Plan"), and recommended this proposal to the shareholders for approval. AEP is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). AEP hereby requests authority from the Commission (1) to solicit proxies with respect to the Plan from the holders of the Common Stock, for action at the annual meeting of AEP's shareholders scheduled to be held on April 26, 2005; and (2) to issue securities under the Plan, including up to 19,200,000 shares of Common Stock.

      B.    Annual Meeting of Shareholders

      AEP shareholders will be asked to approve the following amendments to the
Plan: (i) the provision of an additional 15,445,850 shares of Common Stock for awards under the Plan, which, when added to 3,754,150 shares currently available (as of February 22, 2005), establishes a new limit of 19,200,000 shares of Common Stock available for new awards under the Plan (the Plan also establishes a limit of 9 million shares of Common Stock for new awards other than stock options and stock appreciation rights); (ii) an increase in the maximum number of options and stock appreciation rights that may be awarded to a participant during any three calendar year period from 1,650,000 to 2,000,000; (iii) an increase in the maximum number of restricted shares that may be awarded to a participant during any one calendar year from 330,000 to 400,000; (iv) an increase in the maximum amount of compensation that may be payable to a participant during any one calendar year under a performance-based award from $8,260,000 to $15,000,000; (v) an increase in the maximum number of performance share units that may be earned by a participant during any one calendar year from 330,000 to 400,000; and (vi) the revised performance criteria under the Plan. Approval of the Plan will require the affirmative vote of a majority of the votes cast at the Annual Meeting. The proxy materials to be mailed to AEP's shareholders in connection with the annual meeting will be filed herewith as Exhibits A-2 and A-3.

      C. Amended and Restated American Electric Power System 2000 Long-Term Incentive Plan

      The purpose of the Plan is to promote the interests of AEP and its shareholders by strengthening AEP's ability to attract, motivate and retain employees and directors, to align further the interests of AEP's management with the shareholders, and to provide an additional incentive for employees and directors to promote the financial success and growth of AEP. The aggregate number of shares that will be reserved for issuance under the plan is 19,200,000 shares.

      The Plan allows the grant of incentive awards to employees of the AEP System and to nonemployee members of the Board of Directors. The Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, performance share awards, phantom stock, and dividend equivalents, as described below.

      The Plan is designed to allow for the grant of certain types of awards that conform to the requirements for tax deductible "performance-based" compensation under Section 162(m) of the Internal Revenue Code. Shareholder approval of the Plan is requested in order to maximize the deductibility of the payments under the Plan to AEP's chief executive officer and its four other most highly compensated officers under the provisions of Section 162(m), and to comply with the requirements of the regulations issued by the Internal Revenue Service governing the deductibility of individual compensation amounts in excess of $1,000,000.

      The Human Resources Committee of the Board of Directors (the "Committee") expects to consider approximately 500 employees for participation in the Plan. The number of persons eligible to participate in the Plan and the number of grantees may vary from year to year.

      The following is a summary of certain principal features of the Plan, which will be filed herewith as Exhibit B.

            1.    Reservation of Shares

      AEP will reserve, subject to shareholder and Commission approval of the Plan, 19,200,000 shares of Common Stock for issuance under the Plan. The aggregate number of shares of Common Stock originally reserved for issuance under the 2000 Plan was 15,700,000 shares. The shares to be delivered under the Plan will be made available from authorized but unissued shares and/or shares reacquired by AEP. If any shares of Common Stock that are the subject of an award are not issued and cease to be issuable for any reason, such shares will no longer be charged against such maximum share limitation and may again be made subject to awards under the Plan. In the event of certain corporate reorganizations, recapitalizations, or any similar corporate transactions affecting AEP or the Common Stock, or stock splits, stock dividends or other distribution with respect to the Common Stock, proportionate adjustments may be made to the number of shares available for grant under the Plan, the applicable maximum share limitations under the Plan, and the number of shares and prices under outstanding awards at the time of the event.

      AEP intends to file a registration statement with the Commission under the Securities Act of 1933, as amended (the "1933 Act"), for the purpose of registering the shares of Common Stock to be distributed on behalf of participants in the Plan.

            2.    Administration

      The Plan will be administered by the Committee. Subject to the limitations set forth in the Plan, the Committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which the award will become vested, exercisable or payable, and the duration of the award. The Committee may provide for the acceleration of the vesting or exercise period of an award at any time prior to its termination or upon the occurrence of specified events. With the consent of the affected participant, the Committee has the authority to cancel and replace awards previously granted with new awards for the same or a different number of shares and for the same or different exercise or base price and may amend the terms of any outstanding award, provided that the Committee shall not have the authority to reduce the exercise or base price of an award by amendment or cancellation and substitution of an existing award without approval of AEP's shareholders. With respect to awards granted under the Plan to nonemployee members of the Board of Directors, all rights, powers and authorities vested in the Committee under the Plan shall instead be exercised by the Board.

            3.    Eligibility

      All employees of AEP and its subsidiaries and all nonemployee members of the Board of Directors are eligible to be granted awards under the Plan, as selected from time to time by the Committee in its sole discretion.

            4.    Stock Options

      The Plan authorizes the grant of nonqualified stock options and incentive stock options. Nonqualified stock options may be granted to employees and nonemployee directors. Incentive stock options may only be granted to employees. The exercise price of an option may be determined by the Committee, provided that the exercise price per share of an option may not be less than 100% of the fair market value of a share of Common Stock on the date of grant. Stock options may be granted for any term specified by the Committee and the Committee may accelerate the exercisability of any option at any time. Under the Plan, the exercise price of an option is payable by the participant in cash, or, at the discretion of the Committee, in shares of Common Stock, or by any other method approved of by the Committee. The terms of any Incentive Stock Option shall comply with the provisions of the Internal Revenue Code. The maximum number of shares of Common Stock that may be granted under stock options to any one participant during any three calendar year period shall be limited to 2,000,000 shares. Nonqualified stock options granted under the Plan are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code.

            5.    Stock Appreciation Rights

      The Plan authorizes the Committee to grant awards of stock appreciation rights. A stock appreciation right entitles the holder, upon exercise, to receive a payment based on the difference between the base price of the stock appreciation right and the fair market value of a share of Common Stock on the date of exercise, multiplied by the number of shares as to which such stock appreciation right will have been exercised. A stock appreciation right may be granted either in tandem with an option or without relationship to an option. A stock appreciation right granted in tandem with an option will have a base price per share equal to the per share exercise price of the option, will be exercisable only at such time or times as the related option is exercisable and will expire no later than the time when the related option expires. Exercise of the option or the stock appreciation right as to a number of shares results in the cancellation of the same number of shares under the tandem right. A stock appreciation right granted without relationship to an option will be exercisable as determined by the Committee. The base price assigned to a stock appreciation right granted without relationship to an option shall not be less than 100% of the fair market value of a share of Common Stock on the date of grant. The maximum number of shares of Common Stock that may be subject to stock appreciation rights granted to any one participant during any three calendar year period shall be limited to 2,000,000 shares. Stock appreciation rights are payable in cash, in restricted or unrestricted shares of Common Stock, or a combination thereof, in the discretion of the Committee. Stock appreciation rights granted under the Plan are intended to qualify for exemption under
Section 162(m) of the Internal Revenue Code.

            6.    Performance Awards

      The Plan authorizes the Committee to grant performance awards, which are units denominated on the date of grant either in shares of Common Stock ("performance shares") or in specified dollar amounts ("performance units"). Performance awards are payable upon the achievement of performance criteria established by the Committee at the beginning of the performance period. At the time of grant, the Committee establishes the number of units, the duration of the performance period or periods, the applicable performance criteria, and, in the case of performance units, the target unit value or range of unit values for the performance awards. At the end of the performance period, the Committee determines the payment to be made based on the extent to which the performance goals have been achieved. Performance awards are payable in cash, restricted or unrestricted shares of Common Stock, phantom stock or options, or a combination thereof, in the discretion of the Committee.

      The Committee may grant performance awards that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as performance awards that are not intended to so qualify. A Section 162(m) qualified award may relate to AEP, any subsidiary or any business unit, may be measured on an absolute or relative-to-peer-group basis, and must be based upon the performance criteria set forth in the Plan.

      The Committee may at any time prior to payment reduce the number of performance awards earned by any participant for a performance period. The maximum amount of compensation that may be payable in any one calendar year to any one participant designated to receive a performance unit award intended to qualify under Section 162(m) is $15,000,000. The maximum number of performance share units that may be earned in any one calendar year by any one participant intended to qualify under Section 162(m) is 400,000 units.

            7.    Restricted Stock

      The Plan authorizes the Committee to make awards of restricted stock. An award of restricted stock represents shares of Common Stock that are issued subject to such restrictions on transfer and on incidents of ownership and such forfeiture conditions as the Committee deems appropriate. The restrictions imposed upon an award of restricted stock will lapse in accordance with the vesting requirements specified by the Committee in the award agreement. Such vesting requirements may be based on the continued employment of the participant for a specified time period or on the attainment of specified business goals or performance criteria established by the Committee. The Committee may, in connection with an award of restricted stock, require the payment of a specified purchase price. Subject to the transfer restrictions and forfeiture restrictions relating to the restricted stock award, the participant will otherwise have the rights of a shareholder of AEP, including all voting and dividend rights, during the period of restriction unless the Committee determines otherwise at the time of the grant.

      The Committee may grant awards of restricted stock that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as awards that are not intended to so qualify. An award of restricted stock that is intended to qualify for exemption under Section 162(m) shall have its vesting requirements limited to the performance criteria mentioned above under the heading Performance Awards. The maximum number of shares of Common Stock that may be subject to awards of restricted stock intended to qualify under Section 162(m) granted to any one participant during any calendar year shall be limited to 400,000 shares.

            8.    Phantom Stock

      The Plan authorizes the Committee to grant awards of phantom stock. An award of phantom stock gives the participant the right to receive payment at the end of a fixed vesting period based on the value of a share of Common Stock at the time of vesting. Phantom stock units are subject to such restrictions and conditions to payment as the Committee determines are appropriate. An award of phantom stock may be granted, at the discretion of the Committee, together with an award of dividend equivalent rights for the same number of shares covered thereby. Phantom stock awards are payable in cash, restricted or unrestricted shares of Common Stock, options, or a combination thereof, in the discretion of the Committee. The same conditions and limitations applicable to restricted stock awards are also applicable to phantom stock awards that are intended to qualify for exemption under Section 162(m).

            9.    Dividend Equivalents

      The Plan authorizes the Committee to grant awards of dividend equivalents. Dividend equivalent awards entitle the holder to a right to receive cash, shares of Common Stock, or other property equal in value to dividends paid with respect to a specified number of shares of Common Stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award, and may be paid currently or on a deferred basis. The Committee may provide at the date of grant or thereafter that the dividend equivalent award shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares of Common Stock, or other investment vehicles as the Committee may specify, provided that dividend equivalent awards (other than free-standing dividend equivalent awards) shall be subject to all conditions and restrictions of the underlying awards to which they relate.

            10.   Term and Amendment

      The Plan has no fixed expiration date but no award may be granted after April 26, 2015. The Committee will establish expiration and exercise dates on an award-by-award basis. The Board may amend the Plan at any time, except that shareholder approval is required for amendments that would either (i) increase the number of shares of Common Stock reserved for issuance under the Plan or
(ii) allow the grant of options at an exercise price below fair market value or allow the repricing of options.

      2. By amending and restated Item 3 in its entirety:

ITEM 3.     APPLICABLE STATUTORY PROVISIONS

      AEP considers that Sections 6(a), 7 and 12(e) of the 1935 Act and Rules 23, 42, 54, 62 and 65 of the Commission thereunder may be applicable to the proposed transaction.

      Compliance with Rule 54

      The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

      AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a). At September 30, 2004, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $332 million, or about 19.9% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004 ($1.675 billion).

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

      The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined. The average consolidated retained earnings of AEP for the four quarterly periods ended September 30, 2004 was $1.695 billion, or a decrease of approximately 24.8% from the Company's average consolidated retained earnings for the four quarterly periods ended September 30, 2003 of $2.226 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of September 30, 2004 exceeded 2% of the total capital invested in utility operations.

      In the fourth quarter of 2003, AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), in the third quarter of 2003.

      Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Utility Subsidiaries2, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

      As of September 30, 2004, AEP's consolidated capitalization consisted of 60.4% debt, 39.6% common and preferred equity (consisting of common stock representing 39.0% and $133 million principal amount of preferred stock representing 0.6%).

      Since the date of the Rule 53(c) Order, there has been an increase in AEP's consolidated equity capitalization ratio. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for AEP's Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

      As of September 30, 2004, S&P's rating of secured debt for AEP's Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB. S&P's rating of AEP's unsecured debt was BBB as of September 30, 2004.


2. By amending Item 6 by filing the follow Exhibits:

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS

      The following exhibits are filed as part of this statement:

      (a)   Exhibits:

      A-1 Statements relating to proposal to be included in the 2005 Proxy.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                        AMERICAN ELECTRIC POWER COMPANY, INC.


                        By: /s/ Thomas G. Berkemeyer
                        Name:  Thomas G. Berkemeyer
                        Title: Assistant Secretary

February 24, 2005



                                                                    Exhibit A-1

   Approval of Amended and Restated AEP System 2000 Long-Term Incentive Plan

   The American Electric Power System 2000 Long-Term Incentive Plan (2000 Plan) was approved by AEP's shareholders at the 2000 annual meeting. The purpose of the 2000 Plan is to promote the interests of AEP and its shareholders by strengthening AEP's ability to attract, motivate and retain employees and directors, to align further the interests of AEP's management with the shareholders, and to provide an additional incentive for employees and directors to promote the financial success and growth of AEP. The aggregate number of shares originally reserved for issuance under the 2000 Plan was 15,700,000 shares.

   The 2000 Plan allows the grant of incentive awards to employees of the AEP System and to nonemployee members of the Board of Directors. The 2000 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, performance share awards, phantom stock, and dividend equivalents, as described below.

   The Board of Directors approved at its meeting on February 22, 2005 and is now asking shareholders to vote on and approve amendments to the 2000 Plan (the 2000 Plan, as so amended, the Plan). Amendments requiring shareholder approval are (i) the provision of an additional 15,445,850 shares of AEP Common Stock for awards under the Plan, which, when added to 3,754,150 shares currently available (as of February 22, 2005), establishes a new limit of 19,200,000 shares of AEP Common Stock available for new awards under the Plan (the Plan also establishes a limit of 9 million shares of AEP Common Stock for new awards other than stock options and stock appreciation rights); (ii) an increase in the maximum number of options and stock appreciation rights that may be awarded to a participant during any three calendar year period from 1,650,000 to 2,000,000 each; (iii) an increase in the maximum number of restricted shares that may be awarded to a participant during any one calendar year from 330,000 to 400,000; (iv) an increase in the maximum amount of compensation that may be payable to a participant during any one calendar year under a performance-based award from $8,260,000 to $15,000,000; (v) an increase in the maximum number of performance share units that may be earned by a participant during any one calendar year from 330,000 to 400,000; and (vi) the revised performance criteria under the Plan.

   The Plan is designed to allow for the grant of certain types of awards that conform to the requirements for tax deductible "performance-based" compensation under Section 162(m) of the Internal Revenue Code, as discussed under Tax Policy on Deductibility of Executive Compensation in the section of this proxy statement entitled Human Resources Committee Report on Executive Compensation. Shareholder approval of the Plan is also requested in order to maximize the deductibility of the payments under the Plan to AEP's chief executive officer and other four most highly compensated officers under the provisions of Section 162(m), and to comply with the requirements of the regulations issued by the Internal Revenue Service governing the deductibility of individual compensation amounts in excess of $1,000,000.

   The Human Resources Committee (HR Committee) expects to consider approximately 550 employees for participation in the Plan each year. The number of persons eligible to participate in the Plan and the number of grantees may vary from year to year.

   The closing price of AEP's AEP Common Stock on March 1, 2005, was $_____ per share.

Performance Criteria

   The Board of Directors amended and restated the performance criteria upon which the payment or vesting of a performance award may be based. As amended and restated, the performance criteria available to the HR Committee under the Plan include:

o earnings measures (including, for example, primary earnings per share, fully diluted earnings per share, ongoing earnings per share, net income, pre-tax income, operating income, earnings before interest, taxes, depreciation and amortization or any combination thereof, and net operating profits after taxes);

o expense control (including, for example, operations & maintenance expense, total expenditures, expense ratios, and expense reduction);

o customer measures (including, for example, customer satisfaction, service cost, service levels, responsiveness, bad debt collections or losses, and reliability - such as outage frequency, outage duration, and frequency of momentary outages);

o safety measures (including, for example, recordable case rate, severity rate, and vehicle accident rate);

o diversity measures (including, for example, minority placement rate and utilization);

o environmental measures (including, for example, emissions, project completion milestones, regulatory/legislative/cost recovery goals, and notices of violation);

o     revenue measures (including, for example, revenue and margin);

o shareholder return measures (including, for example, total shareholder return, economic value added, cumulative shareholder value added, return on equity, return on capital, return on assets, dividend payout ratio and cash flow(s) - such as operating cash flows, free cash flow, discounted cash flow return on investment and cash flow in excess of cost of capital or any combination thereof);

o valuation measures (including, for example, stock price increase, price to book value ratio, and price to earnings ratio);

o capital and risk measures (including, for example, debt to equity ratio, dividend payout as percentage of net income and diversification of business opportunities);

o     employee satisfaction;

o     project measures (including, for example, completion of key milestones);

o production measures (including, for example, generating capacity factor, performance against the Institute of Nuclear Power Operation index, generating equivalent availability, heat rates and production cost); and

o such other individual performance objective that is measured solely in terms of quantitative targets related to AEP or any subsidiary or AEP's or any such subsidiary's business.

Summary of the Plan

   The full text of the Plan is set forth in Exhibit A to which reference is made. The following description of certain features of the Plan is qualified in its entirety by this reference.

   Reservation of Shares. AEP has reserved, subject to shareholder and SEC approval of the Plan, 19,200,000 total shares of AEP Common Stock for issuance under the Plan. This includes 3,754,150 shares of AEP Common Stock that are currently available for awards under the 2000 Plan and 15,455,850 newly authorized shares of AEP Common Stock. The shares to be delivered under the Plan will be made available from authorized but unissued shares and/or shares reacquired by AEP. If any shares of AEP Common Stock that are the subject of an award are not issued and cease to be issuable for any reason, such shares will no longer be charged against such maximum share limitation and may again be made subject to awards under the Plan. In the event of certain corporate reorganizations, recapitalizations, or any similar corporate transactions affecting AEP or the AEP Common Stock, or stock splits, stock dividends or other distribution with respect to AEP Common Stock, proportionate adjustments may be made to the number of shares available for grant under the Plan, the applicable maximum share limitations under the Plan, and the number of shares and exercise prices of outstanding awards at the time of the event.

   Administration. The Plan will be administered by the HR Committee. Subject to the limitations set forth in the Plan, the HR Committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which the award will become vested, exercisable or payable, and the duration of the award. The HR Committee may provide for the acceleration of the vesting period and the extension of the exercise period of an award at any time prior to its termination or upon the occurrence of specified events. With the consent of the affected participant, the HR Committee has the authority to cancel and replace awards previously granted with new awards for the same or a different number of shares and for the same or different exercise or base price and may amend the terms of any outstanding award, provided that the HR Committee shall not have the authority to reduce the exercise or base price of an award by amendment or cancellation and substitution of an existing award without approval of AEP's shareholders. With respect to awards granted under the Plan to nonemployee members of the Board of Directors, all rights, powers and authorities vested in the HR Committee under the Plan shall instead be exercised by the Board.

   Eligibility. All employees of AEP and its subsidiaries and all nonemployee members of the Board of Directors are eligible to be granted awards under the Plan, as selected from time to time by the HR Committee in its sole discretion.

   Stock Options. The Plan authorizes the grant of nonqualified stock options and incentive stock options. Nonqualified stock options may be granted to employees and nonemployee directors. Incentive stock options may only be granted to employees. The exercise price of an option may be determined by the HR Committee, provided that the exercise price per share of an option may not be less than 100% of the fair market value of a share of AEP Common Stock on the date of grant. Stock options may be granted for any term specified by the HR Committee and the HR Committee may accelerate the exercisability of any option at any time. Under the Plan, the exercise price of an option is payable by the participant in cash, or, at the discretion of the HR Committee, in shares of AEP Common Stock, or by any other method approved of by the HR Committee. The terms of any Incentive Stock Option shall comply with the provisions of the Internal Revenue Code. The maximum number of shares of AEP Common Stock that may be granted under stock options to any one participant during any three calendar year period shall be limited to 2,000,000 shares. Nonqualified stock options granted under the Plan are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code.

   Stock Appreciation Rights. The Plan authorizes the HR Committee to grant awards of stock appreciation rights. A stock appreciation right entitles the holder, upon exercise, to receive a payment based on the difference between the base price of the stock appreciation right and the fair market value of a share of AEP Common Stock on the date of exercise, multiplied by the number of shares as to which such stock appreciation right will have been exercised. A stock appreciation right may be granted either in tandem with an option or without relationship to an option. A stock appreciation right granted in tandem with an option will have a base price per share equal to the per share exercise price of the option, will be exercisable only at such time or times as the related option is exercisable and will expire no later than the time when the related option expires. Exercise of the option or the stock appreciation right as to a number of shares results in the cancellation of the same number of shares under the tandem right. A stock appreciation right granted without relationship to an option will be exercisable as determined by the HR Committee. The base price assigned to a stock appreciation right granted without relationship to an option shall not be less than 100% of the fair market value of a share of AEP Common Stock on the date of grant. The maximum number of shares of AEP Common Stock that may be subject to stock appreciation rights granted to any one participant during any three calendar year period shall be limited to 2,000,000 shares. Stock appreciation rights are payable in cash, in restricted or unrestricted shares of AEP Common Stock, or a combination thereof, in the discretion of the HR Committee. Stock appreciation rights granted under the Plan are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code.

   Performance Awards. The Plan authorizes the HR Committee to grant performance awards, which are units denominated on the date of grant either in shares of AEP Common Stock (performance shares) or in specified dollar amounts (performance units). Performance awards are payable upon the achievement of performance criteria established by the HR Committee at the beginning of the performance period. At the time of grant, the HR Committee establishes the number of units, the duration of the performance period or periods, the applicable performance criteria, and, in the case of performance units, the target unit value or range of unit values for the performance awards. At the end of the performance period, the HR Committee determines the payment to be made based on the extent to which the performance goals have been achieved. Performance awards are payable in cash, restricted or unrestricted shares of AEP Common Stock, phantom stock or options, or a combination thereof, in the discretion of the HR Committee.

   The HR Committee may grant performance awards that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as performance awards that are not intended to so qualify. A Section 162(m) qualified award may relate to AEP, any subsidiary or any business unit, may be measured on an absolute or relative-to-peer-group basis, and must be based upon the performance criteria stated above under Performance Criteria.

   The HR Committee may at any time prior to payment reduce the number of performance awards earned by any participant for a performance period. The maximum amount of compensation that may be payable in any one calendar year to any one participant designated to receive a performance unit award intended to qualify under Section 162(m) is $15,000,000. The maximum number of performance share units that may be earned in any one calendar year by any one participant that is intended to qualify under Section 162(m) is 400,000 units.

   Restricted Stock. The Plan authorizes the HR Committee to make awards of restricted stock. An award of restricted stock represents shares of AEP Common Stock that are issued subject to such restrictions on transfer and on incidents of ownership and such forfeiture conditions as the HR Committee deems appropriate. The restrictions imposed upon an award of restricted stock will lapse in accordance with the vesting requirements specified by the HR Committee in the award agreement. Such vesting requirements may be based on the continued employment of the participant for a specified time period or on the attainment of specified business goals or performance criteria established by the HR Committee. Subject to the transfer restrictions and forfeiture restrictions relating to the restricted stock award, the participant will otherwise have the rights of a shareholder of AEP, including all voting and dividend rights, during the period of restriction unless the HR Committee determines otherwise at the time of the grant.

   The HR Committee may grant awards of restricted stock that are intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, as well as awards that are not intended to so qualify. An award of restricted stock that is intended to qualify for exemption under Section 162(m) shall have its vesting requirements limited to the performance criterion mentioned above under the heading Performance Awards. The maximum number of shares of AEP Common Stock that may be subject to awards of restricted stock intended to qualify under
Section 162(m) granted to any one participant during any calendar year shall be limited to 400,000 shares.

   Phantom Stock. The Plan authorizes the HR Committee to grant awards of phantom stock. An award of phantom stock gives the participant the right to receive payment at the end of a fixed vesting period based on the value of a share of AEP Common Stock at the time of vesting. Phantom stock units are subject to such restrictions and conditions to payment as the HR Committee determines are appropriate. An award of phantom stock may be granted, at the discretion of the HR Committee, together with an award of dividend equivalent rights for the same number of shares covered thereby. Phantom stock awards are payable in cash, restricted or unrestricted shares of AEP Common Stock, options, or a combination thereof, at the discretion of the HR Committee.

   The same conditions and limitations applicable to restricted stock awards are also applicable to phantom stock awards that are intended to qualify for exemption under Section 162(m).

   Dividend Equivalents. The Plan authorizes the HR Committee to grant awards of dividend equivalents. Dividend equivalent awards entitle the holder to a right to receive cash, shares of AEP Common Stock, or other property equal in value to dividends paid with respect to a specified number of shares of AEP Common Stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award, and may be paid currently or on a deferred basis. The HR Committee may provide at the date of grant or thereafter that the dividend equivalent award shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares of AEP Common Stock, or other investment vehicles as the HR Committee may specify, provided that dividend equivalent awards (other than free-standing dividend equivalent awards) shall be subject to all conditions and restrictions of the underlying awards to which they relate.

   Change in Control. The HR Committee may provide for the effect of a "change in control" (as defined in the Plan) upon an award granted under the Plan. Such provisions may include:

o The acceleration or extension of time periods for purposes of exercising, vesting in, or realizing gain from an award;

o The waiver or modification of performance or other conditions related to payment or other rights under an award;

o Providing for the cash settlement of an award for an equivalent cash value; or

o Such other modification or adjustment to an award as the HR Committee deems appropriate.

   Term and Amendment. The Plan has no fixed expiration date but no award may be granted after April 26, 2015. The HR Committee will establish expiration and exercise dates on an award-by-award basis. The Board may amend the Plan at any time, except that shareholder approval is required for amendments that would either (i) increase the number of shares of AEP Common Stock reserved for issuance under the Plan or (ii) allow the grant of options at an exercise price below fair market value or allow the repricing of options.

   Federal Income Tax Consequences. The following is a general description of the federal income tax consequences to participants and AEP relating to options and other awards that may be granted under the Plan based on present tax law. This discussion does not purport to cover all tax consequences relating to options and other awards.

   A participant will not recognize income upon the grant of a nonqualified stock option to purchase shares of AEP Common Stock. Upon exercise of the option, the participant will recognize ordinary compensation income equal to the excess of the fair market value of the shares of AEP Common Stock on the date the option is exercised over the exercise price for such shares. AEP will be entitled to a deduction equal to the amount of ordinary compensation income recognized by the participant. The deduction will be allowed at the same time that the participant recognizes the income.

   A participant will not recognize income upon the grant of an incentive stock option to purchase shares of AEP Common Stock and will not recognize income upon exercise of the option, provided the participant was an employee of the AEP System at all times from the date of grant until three months prior to exercise. Where a participant who has exercised an incentive stock option sells the shares of AEP Common Stock acquired upon exercise more than two years after the grant date and more than one year after exercise, capital gain or loss will be recognized equal to the difference between the sales price and the exercise price. A participant who sells such shares of AEP Common Stock within two years after the grant date or within one year after exercise will recognize ordinary compensation income in an amount equal to the lesser of the difference between
(i) the exercise price and the fair market value of such shares on the date of exercise, or (ii) the exercise price and the sales proceeds. Any remaining gain or loss will be treated as a capital gain or loss. AEP will be entitled to a deduction equal to the amount of ordinary compensation income recognized by the optionee in this case. The deduction will be allowable at the same time that the participant recognizes the income.

   Except as otherwise specified under Section 409A of the Internal Revenue Code, the current federal income tax consequences of other awards authorized under the Plan are generally in accordance with the following: stock appreciation rights are subject to taxation in substantially the same manner as nonqualified stock options; restricted stock subject to a substantial risk of forfeiture results in income recognition only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); performance awards, phantom stock and dividend equivalents are generally subject to tax at the time of payment. In each of the foregoing cases, AEP will generally have a corresponding deduction at the same time that the participant recognizes income.

   Section 409A was added to the Internal Revenue Code by the American Jobs Creation Act of 2004 and generally affects amounts deferred under a covered nonqualified deferred compensation plan after December 31, 2004, and such prior deferrals under a plan that has been materially modified after October 3, 2004.
Section 409A provides that covered amounts deferred under a nonqualified deferred compensation plan are includable in the participant's gross income to the extent not subject to a substantial risk of forfeiture and not previously included in income, unless certain requirements are met, including limitations on the timing of deferral elections and events that may trigger the distribution of deferred amounts. Preliminary guidance issued under Code Section 409A suggests that certain types of awards under the Plan (other than incentive stock options) may be subject to the additional limitations. The Board intends to further review the terms of the Plan and awards made under the Plan and may adopt such additional amendments as it determines appropriate in light of the current and any additional guidance issued under Code Section 409A.

Equity Compensation Plan Information

   All of AEP's equity compensation plans (as defined by applicable SEC regulations) have been approved by its shareholders. AEP's equity compensation plan information as of December 31, 2004 is as follows:

                                                                   Number of
                                                                   securities
                                                                   available
                                                                   for future
                                                       Weighted    issuance
                                       Number of        average    under equity
                                       securities      exercise    compensation
                                      to be issued     price of       plans
                                      upon exercise   outstanding  (excluding
                                      of outstanding   options,    securities
                                    options, warrants  warrants    reflected in
                                        and rights    and rights   column (a))
                                           (a)           (b)           (c)

Equity compensation plans
approved by security holders(1).....    8,228,592      $ 33.29      4,757,247
Equity compensation plans
not approved by security holders....        -0-           N/A           -0-

  Total.............................    8,228,592      $ 33.29      4,757,247
------------
(1) Consists of shares to be issued upon exercise of outstanding options granted under the American Electric Power System 2000 Long-Term Incentive Plan and the CSW 1992 Long-Term Incentive Plan (CSW Plan). The CSW Plan was in effect prior to the consummation of the AEP-CSW merger. All unexercised options granted under the CSW Plan were converted into options to purchase 0.6 AEP common shares, vested on the merger date and will expire ten years after their grant date. No additional options will be issued under the CSW Plan.

Vote Required.

   Approval of this proposal requires the affirmative vote of holders of a majority of the shares of AEP Common Stock present in person or by proxy at the meeting.

   Your Board of Directors recommends a vote FOR approval of the Amended and Restated AEP System 2000 Long-Term Incentive Plan.

--------
1 The Orders authorized AEP to issue up to 9.5 million shares of Common Stock, but the number of shares available for distribution under the 2000 Plan was increased to 15,700,000 to reflect the effect of the 2000 AEP-Central and South West Corporation merger (as permitted by the 2000 Plan).
2 Appalachian Power Company ("APCo"), Columbus Southern Power Company ("CSPCo"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Ohio Power Company ("OPCo"), AEP Texas Central Company ("TCC"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo") and AEP Texas North Company (formerly West Texas Utilities Company) ("TNC"), collectively, the "Utility Subsidiaries").